Exhibit 21

All subsidiaries are 100% owned by Esquire Communications Ltd.

         Esquire Deposition Services, Inc., a Delaware corporation

         Esq.Com CSD, Inc., a Delaware corporation

         Esquire Staffing Services, Inc., a Delaware corporation

         Esquire Document Retrieval Services, Inc., a Delaware corporation

         Esquire Gregory Staffing Services, Inc., a Delaware corporation